UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  |_| Form 10-K    |_| Form 20-F    |_| Form 11-K      |X| Form 10-Q
              |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

      For Period Ended: September 29, 2007

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended: ________________

      Read Instruction (on back page) Before Preparing Form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


                        PART I -- REGISTRANT INFORMATION

                       Par Pharmaceutical Companies, Inc.
                             Full Name of Registrant

                               300 Tice Boulevard
            Address of Principal Executive Office (Street and Number)

                        Woodcliff Lake, New Jersey 07677
                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|_| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if necessary)

On July 5, 2006, Par Pharmaceutical Companies, Inc. (the "Company") announced that, due to accounting errors, certain financial information included in the Company's Annual Reports on Form 10-K for the years ended December 31, 2004 and December 31, 2005, and on the Company's Quarterly Report on Form 10-Q for the first quarter of 2006, needed to be restated. The Company has filed its amended Form 10-K for the year ended December 31, 2005, its restated financial statements for the first quarter of 2006, its Form 10-Q/As for the second and third quarters of 2006 and filed its Form 10-K for the year ended December 31, 2006 and is in the process of preparing financial statements for its Form 10-Qs for the first and second quarters of 2007. Due to the Company's continuing efforts with respect to the preparation of its first and second quarter 2007 financial statements, the Company was not able to finalize the financial statements and related information for inclusion in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2007. Accordingly, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 within the prescribed time period. The Company is working diligently to review and finalize the financial information so that it can become current with its reporting obligations and intends to file its Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 as soon as practicable.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Veronica A. Lubatkin, Executive Vice President and Chief Financial Officer,
(201) 802-4000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). Yes |_|    No |X|

The Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 have not yet been filed, as indicated in the Registrant's Notification of Late Filing on Form 12b-25, filed with the Commission on May 9, 2007 and on August 9, 2007, respectively. The Registrant's Quarterly Report on From 10-Q for the quarter ended September 29, 2007 has not yet been filed, as indicated in the Registrant's Notification of Late Filing on Form 12b-25, filed with the Commission on November 8, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes |X|     No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is not in a position to determine whether there will be significant changes between the results of operations for the quarter ended September 30, 2006 and the quarter ended September 29, 2007 because the Company's unaudited financial statements for the first, second and third quarters of 2007 are not yet complete.


                       Par Pharmaceutical Companies, Inc.
                       ----------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 8, 2007

                                           /s/ Veronica A. Lubatkin
                                           -------------------------------------
                                           By: Veronica A. Lubatkin
                                           Title: Executive Vice President and
                                                  Chief Financial Officer